Exhibit 99.1

Aurora Cannabis Inc. Announces Results of 2025 Annual General and Special Meeting

NASDAQ | TSX: ACB

EDMONTON, AB, Aug. 8, 2025 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, is pleased to announce the voting results from its Annual General and Special Meeting of Shareholders (the "Meeting") held Friday August 8, 2025 by virtual webcast. The total number of shares represented by shareholders present in person (virtually) and by proxy at the Meeting was 17,736,521 common shares, representing 31.53% of Aurora's issued and outstanding common shares as of the record date.

The details of the voting results for the election of directors are set out below:

Board Nominee	Votes For	Votes Withheld
Miguel Martin	5,513,929	671,217
Michael Singer	5,194,307	990,839
Chitwant Kohli	5,433,170	751,976
Theresa Firestone	2,620,830	3,564,317
Norma Beauchamp	5,317,360	867,786
Rajesh Uttamchandani	5,332,016	853,131

As a result, other than as referenced below, each of the director nominees were elected as directors of Aurora to serve until the close of the next annual meeting of Aurora shareholders or until their successors are elected or appointed.

Following the Meeting, and in accordance with the Company's majority voting policy, Theresa Firestone resigned from Aurora's Board of Directors effective August 31, 2025. Aurora Executive Chairman and CEO Miguel Martin, together with new Lead Independent Director Michael Singer, expressed sincere appreciation for Ms. Firestone's distinguished service and important contributions to the Company over her four-year tenure as an Independent Director.

"The Board benefited immensely from Theresa's remarkable breadth of experience and expertise, and we thank her for the unwavering dedication and consummate professionalism she brought to the role," said Mr. Martin. "Her unique insight, perspective and skillset helped shape Aurora's strategic direction that is working to deliver the Company's strong financial results and growth in the global medical cannabis market."

Ms. Firestone was first appointed to the Aurora Board in 2021 and most recently served as Chair of the Human Resources and Compensation Committee (the "HRCC"). Immediately following the Meeting, and in addition to ratifying Michael Singer as the new Lead Independent Director, the Board has appointed Michael Singer to the role of Chair of the HRCC. The Nominating and Corporate Governance Committee will be focused on recruiting for another director to fill the vacancy created on the Board.

At the Meeting, shareholders also approved the appointment of Ernst & Young LLP as auditors of the Company for the ensuing year, and amendments to certain provisions of the Company's RSU Plan, PSU Plan, and Share Option Plan. The non-binding advisory vote on executive compensation, also known as "say-on-pay", did not receive a majority of votes in favour required to pass.

A report of voting results on all resolutions voted on at the Meeting will be filed under the Company's profile on SEDAR + (www.sedarplus.ca).

About Aurora

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and New Zealand. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the magnitude and duration of potential new or increased tariffs imposed on goods imported from Canada into the United States; the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 17, 2025  (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler | VP, Communications & PR | media@auroramj.com; For Investors: ICR, Inc. | aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 17:00e 08-AUG-25